UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November , 2002

Big Rock Brewery Ltd.

5555 – 76 Avenue SE, Calgary, AB T2C 4L8

Indicate whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F

Form 20-F

[X]

Form 40-F

[  ]

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[  ]

No [X]

VALIANT Trust Company

510, 550 – 6th Avenue S.W.

Telephone:  403.233.2801

Calgary, Alberta, Canada

Facsimile:  403.233.2857

T2P 0S2

Email:  valiant@telusplanet.net

November 5, 2002

British Columbia Securities Commission (via SEDAR)

Alberta Securities Commission (via SEDAR)

Saskatchewan Securities Commission (via SEDAR)

Manitoba Securities Commission (via SEDAR)

Ontario Securities Commission (via SEDAR)

The Toronto Stock Exchange (via SEDAR)

NASDAQ

Dear Sirs,

Re:

Big Rock Brewery Ltd.

CUSIP: 089 48A 105

Special Meeting of Shareholders

We are pleased to advise you of the details of the upcoming meeting of the shareholders of

Big Rock Brewery Ltd.:

Issuer:

Big Rock Brewery Ltd.

CUSIP:

089 48A 105

Type of Meeting:

Special Meeting of Shareholders

Date:

January 8, 2003

Place:

Calgary, Alberta

Record Date:

November 19, 2002

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 -101 regarding Shareholder Communication, in our capacity as the agent for Big Rock Brewery Ltd.

Yours truly,

"Cheryl Dahlager"

Cheryl Dahlager

Senior Account Manager

c.c.

Big Rock Brewery Ltd.

Attn: Ms. Christine Fowler